

PROCESSING
RECEIVED
SEP 5 2003
WASH. D.C.



30 9/9/03

03053493

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45490

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 05/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bodington & Company (a California corporation)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street, Suite 630

(No. and Street)

San Francisco, California 94111

(City) (State) (Zip Code)

PROCESSED
SEP 17 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington (415) 391-3280

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kinkade, Stephen Roy

(Name — if individual, state last, first, middle name)

100 Palm Avenue, San Rafael, CA 94901

(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodington & Company (a California corporation), as of May 31, 2003, ~~19~~xx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

Signature

President

Title

Notary Public



MANUEL MORENO
Commission # 1361211
Notary Public - California
San Francisco County
My Comm. Expires Jun 26, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901

(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Bodington & Company (a California corporation):

I have audited the statement of financial condition of Bodington & Company (a California corporation) as of May 31, 2003, and the related statements of operations and changes in stockholder's equity and cash flows for the year ended May 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2003, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

August 25, 2003

St R Kinkade

BODINGTON & COMPANY
(a California corporation)
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2003

ASSETS

Cash		$ 19,755
Receivable from clients		89,997
Furniture and equipment--at cost, less accumulated depreciation of $20,237		8,596
Prepaid expense		11,844
Securities owned, at market (cost $3,300)		1,860
Receivable from officer		3,187
TOTAL		$135,239

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 7,187
Income taxes payable--current (Note 5)		860
Income taxes payable--deferred (Note 5)		21,070
Stockholder's equity (Note 3)		
Paid-in capital	$ 45,000	
Retained earnings	61,122	
Total stockholder's equity		106,122
TOTAL		$135,239

The accompanying notes are an integral part of this statement.

BODINGTON & COMPANY
(a California corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2003

REVENUE	
Advisory	$118,418
Consulting and litigation support	283,610
Market gain (loss) on securities owned	(1,440)
Other	2,580
Total	403,168
EXPENSES	
Compensation and benefits	330,199
Regulatory	7,197
Other	117,105
Total	454,501
INCOME (LOSS) BEFORE PROVISION FOR TAXES ON INCOME	(51,333)
PROVISION FOR TAXES ON INCOME	
State franchise tax	(4,420)
Federal income tax	(7,716)
NET INCOME (LOSS)	$(39,197)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2003

BALANCE, May 31, 2002	$145,319
Net income (loss)	(39,197)
BALANCE, May 31, 2003	$106,122

The accompanying notes are an integral part of these statements.

BODINGTON & COMPANY
(a California corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2003

Cash flows from operating activities:		
Net income		$(39,197)
Adjustments to reconcile net income to cash flows from operating activities:		
Items charged to operations not requiring cash: Depreciation	$ 5,767	
Allowance for doubtful accounts	(12,000)	
Change in assets and liabilities:		
Decrease in receivable from clients	49,279	
Decrease in accounts payable	(1,149)	
Decrease in income taxes payable	(12,136)	
Decrease in value of securities owned	1,440	
Increase in prepaid expenses	(10,000)	
Net adjustments		21,201
Net cash from operating activities		(17,996)
Cash flows from investing activities:		
Purchase of furniture and equipment		0
Net increase in cash		(17,996)
Cash at May 31, 2002		37,751
Cash at May 31, 2003		$19,755

The sum of $2,915 was paid for income taxes during the year ended May 31, 2003. The sume of $73 was paid for interest during this period.

The accompanying notes are an integral part of this statement.

BODINGTON & COMPANY
(a California corporation)
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2003

1. Organization and Broker-Dealer Registration

The Company was incorporated July 26, 1996, in the state of California. The Company's primary business is the rendering of management consulting services in the area of mergers and acquisitions, with a particular specialty in assisting clients in the United States with the financing, sale, and ownership restructuring of power-generation facilities. The Company was approved by the National Association of Securities Dealers effective November 29, 1996 to succeed to and continue the business of a proprietorship of the same name which had been in business since January, 1990, and registered as a broker-dealer in securities since 1993.

2. Significant Accounting Policies

Consulting fees are recorded as the related services are rendered and invoiced. Agency transactions in securities are recorded on the settlement date. Furniture and equipment are depreciated on a straight-line basis over five years.

3. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain both minimum net capital, as defined, and a maximum "net capital ratio", as defined. The values of these defined operating parameters may vary materially from day to day. At May 31, 2003, the Company's net capital was $11,097, which amount is $6,097 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15.00 to 1. At May 31, 2003, the Company's net capital ratio was 0.73 to 1.

4. Contractual Commitments

The Company occupies office space leased personally by its sole stockholder. The Company intends to pay all lease payments on that space. Rent expense for the period ended May 31, 2003 was $22,161.

5. Taxes on Income

The Company has elected to pay taxes on the cash basis of accounting. Deferred taxes arise due to timing differences between the accrual and cash bases of accounting. Income taxes payable at May 31, 2003 consist of the following:

	Current	Deferred	Total
California	$ 0	$ 7,431	$ 7,431
Federal	860	13,639	14,499
Total	$ 860	$21,070	$21,930

Substantially all deferred taxes arise due to the cash basis deferral of uncollected fees. In the computation of net capital (Note 3), the corresponding net receivables from clients ($89,997) are disallowed, but the deferred taxes ($21,070) related to the disallowed receivables are added back to stockholder's equity.

FOCUS REPORT - PART IIA   As of 05/31/03
Computation of Net Capital

Firm Name: Bodington & Company   Firm ID: 031353

Line	Item	Amount	Total
1	Total ownership equity		106,122
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		106,122
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
	Deferred income taxes	$21,070	
			21,070
5	Total cap & allowable subloans		127,192
6	Deductions &/or charges		
A	Total non-allowable assets	115,484	
B	Secured demand note deficiency		
C	Cap chrgs for spot & commodity futures		
D	Other deduction &/or charges		-115,484
7	Other additions &/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		11,708
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities	279	
D	Undue concentration		
E	Other		-279
	Description	Amount	
	MONEY MARKET FUND	332	
			-332
10	Net Capital		11,097

FOCUS REPORT - PART IIA As of 05/31/03
Computation Of Basic Net Capital Requirement
Firm Name: Bodington & Company Firm ID: 031353

11	Minimum net capital requirement:(based on Aggregate Indebtedness)		536
12	Minimum Dollar Requirement		5,000
13	Net Cap reqmt (greater of line 11 or 12)		5,000
14	Excess net capital		6,097
15	Exc net cap @ 1000% (net cap - 10% of AI)		10,292
	Computation of Aggregate Indebtedness		
16	Total AI liab from Balance Sheet		8,047
17	Add:		
A	Drafts for immediate credit		
B	Mkt val of sec borrowed where no equiv value is paid or credited		
C	Other unrecorded amounts		
	Description	Amount	
19	Total Aggregate Indebtedness		8,047
20	Ratio of AI/NC		73
21	Percentage of debt to debt equity		

SCHEDULE II

BODINGTON & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
MAY 31, 2003

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
MAY 31, 2003

Not applicable.

SCHEDULE III

BODINGTON & COMPANY
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
MAY 31, 2003

Per original filing	$10,872
Audit adjustments:	
To accrue current taxes payable	(860)
To reduce accounts payable	1,150
To correct cash balances	546
To correct haircuts on money market funds	(611)
Per this filing	$11,097

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901

(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Bodington & Company (a California corporation):

In planning and performing my audit of the financial statements of Bodington & Company for the period ended May 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, I did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisions, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control procedures and their operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Bodington & Company for the period ended May 31, 2003, and this report does not affect my report thereon dated August 25, 2003. Weaknesses noted include the following:

(1) The Company failed to periodically update its accrued liabilities, failed to correct errors discovered in its bank reconciliations, and failed to properly classify its credit card disbursements. These failures resulted in inaccuracies in the Company's net capital computations. The Company should improve its reporting of assets, liabilities and account classifications as required by generally accepted accounting principles and SEC rule 17a-5.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2003, to meet the Commission's objectives, except as noted in item (1) above.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

August 25, 2003